1 Convening Notice to the Extraordinary General Meeting of Shareholders (the “EGM”) to be held on 29 October 2025, at 11:00 a.m. (CET) at 5, Place Winston Churchill, L-1340 Luxembourg, Grand Duchy of Luxembourg. Dear Shareholders, The Board of Directors of Adecoagro S.A. (the “Board”) hereby convenes an Extraordinary General Meeting of Shareholders of Adecoagro S.A. to be held on 29 October 2025 at 11:00 a.m. (CET) at 5, Place Winston Churchill, L-1340 Luxembourg, Grand Duchy of Luxemburg, with the following agenda: Agenda for the Extraordinary General Meeting of Shareholders Decision to amend, renew and increase the authorized share capital of the Company to three billion US Dollars (USD3,000,000,000), including the issued share capital, represented by two billion (2,000,000,000) shares, each with a nominal value of one US Dollar and fifty cents (USD1.5) with the Company's authorized share capital (and any authorization granted to the Board of Directors in relation thereto) to be valid from 29 October 2025 and until 29 October 2030; presentation of the report prepared by the Board of Directors of the Company in accordance with article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies setting out the reasons for limiting or suppressing pre-emptive subscription rights of the shareholders; decision to authorize the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, from time to time to issue shares or any securities or instruments giving rights to shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve and to authorize the Board to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of Adecoagro S.A. Société Anonyme 28, Boulevard F. W. Raiffeisen L - 2411 Luxembourg Grand Duchy of Luxembourg R.C.S. Luxembourg: B153681 (the “Company”)

2 shares within the authorized (unissued) share capital; and decision to consequentially amend the article on the authorized share capital in the articles of association of the Company (to be renumbered article 5.2) so as to now read as follows: “5.2. The Company has an authorized share capital of three billion US Dollars (USD 3,000,000,000), including the issued share capital, represented by two billion (2,000,000,000) shares, each with a nominal value of one US Dollar and fifty cents (USD 1.50). The Company's authorized share capital (and any authorization granted to the Board of Directors in relation thereto) shall be valid from 29 October 2025 and until 29 October 2030. The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time issue shares or any securities or instruments giving rights to Shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available premium or reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve and to proceed to such issuance while waiving, suppressing, or limiting any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.” Recommendation of the Board of Directors The Board of Directors recommends a vote FOR the proposal set forth in the agenda, comprising: (i) the acknowledgement and approval of the report of the Board of Directors made in accordance with article 420-26 (5) of the Luxembourg law of 10th August 1915 on commercial companies (as amended); (ii) the approval of amendment, renewal and increase of the authorized share capital of the Company of three billion US Dollars (USD3,000,000,000), including the issued share capital, consisting in two billion (2,000,000,000) shares, each with a nominal value of one US Dollar and fifty cents (USD1.50) to be valid from 29 October 2025 and until 29 October 2030; and (iii) the approval of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, from time to time to issue shares or any securities or instruments giving rights to shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available premium or reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve and to authorize the Board to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized (unissued) share capital. The Board of Directors believes it is in the Company’s best interest to have the flexibility to issue shares (or any securities or instruments giving rights to shares) promptly and under the terms determined by the Board at the time of each issuance. In making such decision, the Board will consider the merits of each transaction, strategic opportunities, and prevailing market conditions. In this context, the Board of Directors, or its delegate(s), shall have the authority to increase the issued share capital and the number of shares to be issued within the limits of the authorized (unissued) share capital. As permitted under Luxembourg law, the Board may waive or limit shareholders’ pre-emptive rights and may, where it deems appropriate, maintain, suppress, or adjust any other preferential subscription rights. Accordingly, the Board or its delegate(s) shall have full discretion to determine the terms and conditions of each issuance, including the nature and number of securities to be issued, their characteristics, and the issue price while taking into account the specific merits of each transaction, strategic considerations, and prevailing market

3 conditions. Such issuances may be made against contributions in cash or in kind, by incorporation of available share premium or reserves, or through other means, under terms and conditions set by the Board or its delegate(s), including the determination of the issue price and related modalities. *************** Quorum for the EGM shall be at least one half of the issued share capital of the Company. If said quorum is not reached, a second meeting may be convened at which there shall be no quorum requirement. Each of the items to be voted on at the EGM will be passed by a two thirds (2/3) majority of the votes validly cast. Any shareholder who holds one or more shares(s) of the Company on 29 September 2025 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the meeting cannot attend the meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply. Holders who have withdrawn their shares from DTC between 29 September 2025, and the date of the meeting should contact the Company in advance of the date of the meeting at 28, Boulevard F. W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy. Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 4:00 p.m. New York City Time on 24 October 2025, in order for such votes to count. Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website. Copies of the report prepared by the Board of Directors of the Company in accordance with article 420-26 (5) of the Luxembourg law of 10 August 1915 on commercial companies with respect to the proposed waiver of, suppression of and authorization to suppress or limit, pre- emptive subscription rights of the shareholders is available on the Company’s website www.adecoagro.com and may also be obtained by the shareholders free of charge at the Company's registered office in Luxembourg. Yours faithfully The Board of Directors

4 Procedures for Attending the meeting and Voting by Proxy Any shareholder who holds one or more shares(s) of the Company on 29 September 2025 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than 24 October 2025, at the address indicated below. In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meeting in person and vote at the meeting on behalf of such entity, must present evidence of their authority to attend and vote at the meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed no later than 24 October 2025, at the address indicated below. Address for filing powers-of-attorney: Adecoagro S.A. 28, Boulevard F. W. Raiffeisen L – 2411, Luxembourg Grand Duchy of Luxembourg Attention: Emilio Gnecco To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 4:00 p.m. New York City Time on 24 October 2025, in order for such votes to count. If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.